SUBSIDIARIES OF THE REGISTRANT

ClickSoftware, Inc., a California corporation

ClickSoftware Europe, Limited, a company incorporated under the laws of the United Kingdom

ClickSoftware Belgium, N.V., a company incorporated on November 14, 2001 under the laws of Belgium

ClickSoftware Central Europe GmbH, a company incorporated on January 17, 2002 under the laws of Germany

ClickSoftware Australia Pty Limited, incorporated on January 21, 2002 under the laws of Australia. (Subsidiary of Clicksoftware, Inc.)